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                                                                      EXHIBIT 1


                                                                            NEWS
                                                                         RELEASE
________________________________________________________________________________
                                  GREAT AMERICAN MANAGEMENT AND INVESTMENT, INC.
                 Two North Riverside Plaza, Chicago, Illinois 60606 312-648-5656


Contact:         Gus J. Athas                       FOR IMMEDIATE RELEASE
                 Senior Vice President
                 (312) 906-6860


                 GREAT AMERICAN MANAGEMENT AND INVESTMENT, INC.
                       ANNOUNCES RESPONSE TO TENDER OFFER
                              AND STOCKHOLDER SUIT


Chicago, April 8, 1996 -- Great American Management and Investment, Inc. ("the Company") (NASDAQ: GAMI) announced today that its Board of Directors met on April 3, 1996 to consider the tender offer for any and all of its shares at $50 per share (the "Offer") that was commenced on March 29, 1996 by GAMI Merger Co. and Equity Holdings Limited, an Illinois Limited Partnership ("Equity Holdings"), which would be followed by a second-step merger at $50 per share immediately after consummation of the Offer. As a result of the merger, Equity Holdings would become the sole stockholder of the Company.

         The Board of Directors decided, by a unanimous vote of the directors with all directors present, that the Company would remain neutral with respect to the Offer and would advise each stockholder of the Company to make his or her own decision as to whether or not to tender shares of the Company in the Offer, and if so, the number of shares to tender.

         In determining that the Company will remain neutral with respect to the Offer, the Board of Directors noted that it appears extremely likely that the Offer and the second-step merger will be consummated because Equity Holdings already owns approximately 87.9% of the outstanding shares and will be able to unilaterally effect the merger under Delaware law, without any action required by the Board, if only 2.1% of the outstanding shares of the Company are tendered. The Offer to Purchase of GAMI Merger Co., dated March 29, 1996, stated that owners of 495,700 shares, or approximately 5.4% of the shares outstanding, are expected to tender such shares pursuant to the Offer.

         The Board of Directors also noted that the Offer represents an economic opportunity not otherwise available to stockholders to sell their shares at a historically attractive price. Although the Board has not engaged an outside financial advisor with respect to the Offer,





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the Board of Directors considered, among other factors, the Offer price in comparison to the historical trading price of the shares, the effective price per share of $39.27 paid by the Company to acquire 2,000,000 shares from affiliates of Hellman and Friedman in August 1995, the limited trading liquidity of the shares, and the underlying Company business fundamentals. In addition, the Board noted that Equity Holdings had structured the Offer and merger in a manner that provides for equal treatment of all stockholders.

         On April 1, 1996, a purported stockholder class action suit was filed in the Court of Chancery in the State of Delaware (Lewis v. Great American Management and Investment, Inc. et al., C.A. No. 14915). The Lewis action names as defendants the Company, GAMI Merger Co., Equity Holdings and each individual member of the Company's Board of Directors. In general, the action alleges that the defendants breached their fiduciary duties to stockholders because the Offer Price is "grossly inadequate" and "fails to fully value [the Company's] excellent future anticipated results." According to the Lewis complaint, the Offer Price "represents only a slight premium over the Company's trading price prior to announcement of the [O]ffer," which trading price has been allegedly depressed as a result of the Company's announcement of its operating results for the fourth quarter of 1995. The Lewis action further alleges that the Offer is not the result of arms-length negotiations, that due to control exercised by Equity Holdings, no third party will bid for the Company, and that the Offer constitutes a "fraudulent plan to take [the Company] private" by defendants and is "inherently unfair" to minority stockholders because defendants have allegedly "circumvent[ed] protections customarily afforded minority stockholders" and due to an alleged conflict of interest by the defendants.

         The Lewis action seeks certification of a class on behalf of the Company's stockholders, an order requiring the defendants to "carry out their fiduciary duties to plaintiff," preliminary and permanent injunctive relief against consummation of the Offer, an order requiring the defendants to structure the Offer such that consummation of the Offer is conditioned on a majority of outstanding Shares being tendered and an order requiring defendants to supplement the Offer to "include all information necessary to shareholders to make an informed decision on whether to tender." The action further seeks rescissionary damages, in the event that the Offer is consummated, and other damages, including court costs, attorneys' and expert fees and various other forms of relief.

         The Company and its Directors believe that the Lewis action is utterly without merit and intend to oppose it vigorously.

         The Company has three major investments consisting of: 70% ownership of Falcon Building Products (NYSE: FB); a 7% interest in IMC Global Inc. (NYSE:
IGL); and two operating businesses, Lapp Insulator Company and Denman Tire Corporation.

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